Exhibit 99.1

ARC RESOURCES LTD. - DAWSON OPERATIONAL UPDATE

CALGARY, April 20 /CNW/ - (TSX: ARX) ARC Resources Ltd. announced today that the Dawson Phase 2 gas plant expansion has been completed and that the plant is now operating at its 60 mmcf per day design capacity. Phase 2 construction was completed on budget and on schedule. A planned shut-down of the Dawson Phase 1 gas plant was carried out in the first quarter of 2011 to integrate the new Phase 2 gas plant. Due to several complex electrical issues and severe winter weather, the plant was completely shut down for approximately four weeks longer than planned resulting in first quarter volumes being down by approximately 3,000 barrels of oil equivalent ("boe") per day.

Production for the first quarter of 2011 averaged 73,880 boe per day (29,980 barrels per day of oil and condensate, 2,834 barrels per day of NGLs and 246 mmcf per day of natural gas).

Early in the second quarter a part failed in a 3750 horsepower motor in the Phase 1 plant. This part is under warranty and the failure was unusual so no spare parts were available. As of this date, the Phase 2 plant is operating normally and the Phase 1 plant is operating at 50 per cent of capacity. Production from the Phase 1 gas plant will be approximately 30 mmcf per day until motor repairs are completed. Current corporate production is approximately 84,000 boe per day, with Dawson production in the range of 135 mmcf per day (90 mmcf per day through our own facilities and 45 mmcf per day through a third-party gas plant).

We expect to resume normal operation of the Phase 1 gas plant upon receipt of warranted parts from Asia. Our best estimate for the Phase 1 plant to operate at normal capacity is in mid-May, with expected production of 120 mmcf per day of natural gas being processed through both Phase 1 and 2 plants. We believe we will exit fourth quarter 2011 with production of approximately 93,000 boe per day.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion. ARC's common shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart,

Chief Executive Officer

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY - In the interests of providing ARC shareholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document relate to the expected oil and gas production for the first half of 2011, which is dependent upon estimated delivery times from Asia of warranted parts, which estimates are based upon currently available information. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Energy Trust's Annual Information Form filed at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website, www.arcresources.com; or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900; ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7

CO: ARC Resources Ltd.

CNW 17:05e 20-APR-11